EXHIBIT (b)

[MIDLAND FINANCIAL CO. LETTERHEAD]

July 29, 2003

Pacer Technology

9420 Santa Anita Avenue

Rancho Cucamonga, CA 91730-6117

To Whom It May Concern:

Midland Financial Co. is prepared to advance Cyan Holding Co. or its affiliates up to $20 million for the acquisition of Pacer Technology shares upon satisfaction of all conditions precedent in any purchase or merger agreement related to the acquisition of such shares.

Sincerely,

/s/    TODD A. DOBSON

Todd A. Dobson